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                        20 Burton Hills Blvd., Suite 100
                           Nashville, Tennessee 37215



                                                      December 21, 2004

VIA FACSIMILE AND EDGAR
-----------------------


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

                 Re:   Vanguard Health Holding Company I, LLC
                       --------------------------------------
                       Vanguard Holding Company I, Inc.
                       --------------------------------
                       Vanguard Health Holding Company II, LLC
                       ---------------------------------------
                       Vanguard Holding Company II, Inc.
                       ---------------------------------
                       Registration Statement on Form S-4, File No. 333-120436 Filed on November 12, 2004

Ladies and Gentlemen:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 of Vanguard Health Holding Company I, LLC ("VHS Holdco I"), Vanguard Holding Company I, Inc. (the "Discount Notes Co-issuer" and together with VHS Holdco I, the "Discount Notes Issuers"), Vanguard Health Holding Company II, LLC ("VHS Holdco II") and Vanguard Holding Company II, Inc. (the "Subordinated Notes Co-issuer" and together with VHS Holdco II, the "Subordinated Notes Issuers" and collectively with the Discount Notes Issuers, the "Issuers"), and the additional registrants listed therein (collectively with the Issuers, the "Registrants"), be accelerated so that the Registration Statement may become effective at 9:00 a.m. EDT on Thursday, December 23, 2004, or as soon as possible thereafter. In this regard, the Registrants are aware of their obligations under the Act.

      The Registrants hereby acknowledge that should the Securities and Exchange Commission (the "Commission") or the staff of the Division of Corporation Finance (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Registrants also acknowledge that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrants further acknowledge that the Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We request that we be notified of such effectiveness by telephone call to Tony Colarusso of Simpson Thacher & Bartlett LLP, at (212) 455-2607.


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                           Very truly yours,

                           Vanguard Health Holding Company I, LLC
                           Vanguard Holding Company I, Inc.
                           Vanguard Health Holding Company II, LLC
                           Vanguard Holding Company II, Inc.
                           (and the additional registrants listed in the above-referenced Registration Statement)

                             By:
                                 ---------------------------------------------
                                 Ronald P. Soltman
                                 Executive Vice President, General Counsel and
                                   Secretary

cc:    Rise Norman
       Tony Colarusso
       Simpson Thacher & Bartlett LLP
       425 Lexington Avenue
        New York, New York 10017